SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2006

Commission File Number: 001-14475

TELESP HOLDING COMPANY

(Translation of registrant's name into English)

Rua Martiniano de Carvalho, 851 - 21 andar

São Paulo, S.P.

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒          Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes            No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes            No  ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELESP HOLDING COMPANY

TABLE OF CONTENTS

Item
1.	Press Release entitled "Telecomunicações de São Paulo S.A. - Telesp - Announces the Payment of Interests on the Company's Net Worth" dated on December 18, 2006.

TELECOMUNICAÇÕES DE SÃO PAULO S.A. - TELESP

Announces the Payment of Interests on the Company’s Net Worth

December 18, 2006 (01 page)
For more information, contact:
Daniel de Andrade Gomes
TELESP, São Paulo - Brazil
Tel.: (55-11) 3549-7200
Fax: (55-11) 3549-7202
E-mail: dgomes@telefonica.com.br
URL: www.telefonica.com.br

(São Paulo – Brazil; December 18, 2006) – The Management of Telecomunicações de São Paulo S. A. – Telesp (NYSE: TSP; BOVESPA: TLPP) announces the payment of Interests on the Company’s Net Worth.

In accordance with the resolutions taken by the Board of Directors at the Meeting held on December 18, 2006, ad referendum of the General Shareholders’ Meeting, Telecomunicações de São Paulo S.A. –Telesp hereby informs its shareholders about the payment of Interest on the Company’s Net Worth in accordance with the article 29 of the Company’s Bylaws, with the article 9 of the Law #9249/95 and Instruction #207/96 of the Comissão de Valores Mobiliários. The total amount is R$120,000,000.00 (one hundred twenty million reais) and after withholding the income tax of 15%, its net amount is R$102,000,000.00 (one hundred and two million reais), according to the table below:

	Immune or		Taxed Legal Entities
Amount per share: R$	Exempt Legal	Withholding tax (15%)	and Individuals (net
	Entities (gross		value)
	value)

Common Shares	0.222401502585	0.033360225387	0.189041277198

Preferred Shares(*)	0.244641652844	0.036696247926	0.207945404918

(*) 10% higher than the amount granted to each common share, in accordance with article 7 of the Company’s bylaws.

The corresponding credit will be made in the Company’s accounting records on December 28, 2006, on an individual basis for each shareholder, based on the positions in the shareholder registry book by the end of the day, on December 28, 2006. Starting on December 29, 2006, the shares will be considered as “ex-Interest on the Company’s Net Worth”. The payment will be made in a date to be determined by the General Shareholders’ Meeting.

In accordance with the single paragraph of the article 29 of the Company’s bylaws, said Interest on the Company’s Net Worth may be charged to the mandatory minimum dividend for the fiscal year 2006.

The Immune or Exempt Legal Entities, according to the current legislation, must provide proof of such condition until January 09, 2006 to the Gerenciamento de Ações Escriturais of Banco ABN AMRO Real S.A. (Banco Real), the depositary bank, located at Av. Brigadeiro Luis Antonio, 1827 - 8. andar - Bloco B - CEP - 01317-002 - Bela Vista - São Paulo - SP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELESP HOLDING COMPANY

Date:	December 18, 2006	By:	/s/ Daniel de Andrade Gomes
		Name:	Daniel de Andrade Gomes
		Title:	Investor Relations Director